Filed by Guidant Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                                          Subject Company: Guidant Corporation
                                               Commission File No.: 333-131608

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC's website (http://www.sec.gov/) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant's directors and executive officers is available in Guidant's Annual Report on Form 10-K for the year ended December 31, 2005. Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

Attached is a joint press release issued by Guidant and Boston Scientific on March 20, 2006.

                                     # # #

Institutional Shareholder Services Recommends That Shareholders of Boston Scientific and Guidant Approve Combination

     NATICK, Mass. and INDIANAPOLIS, March 20 /PRNewswire-FirstCall/ -- Boston Scientific Corporation (NYSE: BSX) and Guidant Corporation (NYSE: GDT) today announced that Institutional Shareholder Services (ISS), a leading U.S. independent proxy advisory firm, has recommended that shareholders of each company vote in favor of the proposed combination of their two companies at each company's special meeting of shareholders to be held on Friday, March 31, 2006. Boston Scientific and Guidant shareholders of record are encouraged to sign, date and mail their proxy cards today.

     In its report, ISS noted the "compelling strategic rationale" for the combination of Boston Scientific and Guidant, and said: "The acquisition of GDT will allow BSX to diversify its product offerings, adding defibrillators and pacemakers, and should ameliorate some of the concerns regarding future growth."

     Commenting on the ISS report, Boston Scientific President and Chief Executive Officer Jim Tobin said, "We are pleased ISS has recommended that Boston Scientific's and Guidant's shareholders vote for this combination, which will create a global leader in cardiovascular devices. We look forward to receiving support from both companies' shareholders at the special meetings on March 31, and we expect to close the transaction during the first week of April."

     On January 25, 2006, Boston Scientific and Guidant announced that they had entered into a merger agreement, under which Boston Scientific will acquire all the outstanding shares of Guidant for a combination of cash and stock worth $80 per Guidant share, or approximately $27 billion in aggregate. Guidant shareholders will receive an additional $0.0132 in cash per Guidant share for each day beginning on April 1, 2006 through the closing date of the merger. Boston Scientific has also entered into an agreement with Abbott (NYSE: ABT) under which Abbott will acquire Guidant's vascular intervention and endovascular businesses, while agreeing to share rights to Guidant's drug-eluting stent program with Boston Scientific.

Boston Scientific Corporation

     Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit:
http://www.bostonscientific.com/.

Guidant Corporation

         Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. For more information, visit http://www.guidant.com/.

Forward Looking Statements

     This press release contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific or Guidant. Relevant risks and uncertainties include those referenced in Boston Scientific's and Guidant's filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Additional Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant's operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Neither Boston Scientific nor Guidant assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC's website (http://www.sec.gov/) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204,
Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant's directors and executive officers is available in Guidant's Annual Report on Form 10-K for the year ended December 31, 2005. Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

Contacts - Boston Scientific

Milan Kofol (508-650-8569) (cell: 617-834-8595)
Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541) (cell: 508-667-5165)
Media Relations, Boston Scientific Corporation

Steve Frankel / Steve Silva (212-355-4449)
Joele Frank, Wilkinson Brimmer Katcher

Contacts - Guidant

Steven Tragash (317-971-2031)
Corporate Communications, Guidant Corporation

Andy Rieth (317-971-2061)
Investor Relations, Guidant Corporation

Doug Hughes (317-971-2039)
Investor Relations, Guidant Corporation